

February 11, 2014

Via E-mail
Ronald L. Long
President and Chief Executive Officer
FNBH Bancorp, Inc.
101 East Grand River
Howell, MI 48843

> **Re:** **FNBH Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 4, 2014**
> **File No. 333-193133**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed April 1, 2013**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed April 30, 2013**
> **File No. 000-25752**

Dear Mr. Long:

We have reviewed the above referenced filings and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

Our subsidiary bank remains subject to a Consent Order..., page 7

1.   We note your revised disclosure in response to prior comment 9 in our letter dated January 23, 2014. However, your revised disclosure in this risk factor continues to

contain mitigating language. In particular, you state your belief that you have "alternative strategies" that you "can pursue, if necessary, to cause the Bank to continue to meet the minimum capital ratios required by the Consent Order," and you describe such alternative strategies. This is mitigating language. Generally, you should limit each risk factor to an identification and brief description of the material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise as appropriate.

Material U.S. Federal Income Tax Considerations, page 29

2.   We note your response to prior comment 16 in our letter dated January 23, 2014. In light of your response, please revise to disclose, if true, that the statements in the section headed "Material U.S. Federal Income Tax Considerations" are based upon management's belief.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors

We are heavily weighted with loans secured by real estate..., page 12

3.   We note your response to prior comment 18 in our letter dated January 23, 2014. As previously requested, please provide draft disclosure to be included in future filings. See the introductory paragraphs of our letter dated January 23, 2014. This comment also applies to your response to prior comment 20.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
       Kimberly A. Baber, Esq.
       Varnum LLP